                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 1)



                        American Retirement Corporation
 -------------------------------------------------------------------------------
                               (Name of Issuer)




                                  Common Stock
 -------------------------------------------------------------------------------
                        (Title of Class of Securities)




                                  028913 10 1
 -------------------------------------------------------------------------------
                                (CUSIP Number)



                               December 31, 1998
 -------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-(c)

[X] Rule 13d-1(d)






                               Page 1 of 5 Pages
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CUSIP NO. 028913 10 1                   13G            PAGE  2    OF  5    PAGES

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
               W.E. Sheriff
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    650,217
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   650,217
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          650,217
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                  (A)    [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.8%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                                               Page 3 of 5 Pages



Item 1(a).        Name of Issuer:               American Retirement Corporation
                                                ("ACR")

Item 1(b).        Address of Issuer's           111 Westwood Place, Suite 402
                  Principal Executive           Brentwood, Tennessee 37027
                  Offices:


Item 2(a).        Name of Person Filing:        W.E. Sheriff ("Sheriff")

Item 2(b).        Address of Principal          111 Westwood Place, Suite 402
                  Business Office:              Brentwood, Tennessee 37027

Item 2(c).        Organization/Citizenship:     United States citizen.

Item 2(d).        Title of Class                Common stock
                  of Securities:                ("Common Stock")


Item 2(e).        CUSIP Number:                 028913 10 1

Item 3.           Inapplicable.

Item 4.           Ownership.




                   Total Shares                                                                            Shared
                   of ACR Common        Percent           Sole           Shared            Sole            Power
                Stock Beneficially        of             Voting          Voting          Power to            to
   Person              Owned           Class(1)           Power           Power          Dispose          Dispose
   ------              -----           --------           -----           -----          -------          -------
   Sheriff           650,217(2)          3.8%           650,217             --            650,217           --

 ----------------

(1) Based on 17,117,553 shares of Common Stock outstanding as of December 31, 1998.

(2) Includes 335,519 shares, 4,166 of which are shares that Sheriff has the right to acquire pursuant to the conversion provisions of ACR's 5 3/4% Convertible Subordinated Debentures Due 2002, beneficially owned by a family limited partnership in which Sheriff is a general partner and 20,000 shares subject to currently exercisable options.

                                                               Page 4 of 5 Pages


Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Inapplicable.

Item 8.           Identification and Classification of Members of the Group.

                           Inapplicable.

Item 9.           Notice of Dissolution of Group.

                           Inapplicable.

Item 10.          Certification.

                           Inapplicable.



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                                                               Page 5 of 5 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                          W.E. Sheriff


                                          /s/ W.E. Sheriff
                                          --------------------------------------